RMH Teleservices, Inc. Annual Report 2001



Bridging New Markets

A Strategy of Growth and Diversification

RMh

WHILE PROVIDING

OUTSTANDING

CUSTOMER SUPPORT

IS A GOAL

OF MANY BUSINESSES,

AT RMH,

IT'S OUR ONLY BUSINESS.

FINANCIAL HIGHLIGHTS

Revenues
in millions


200
175
150
125
100
75
50
25
0
'98
'99
'00
'01

End of Period Workstations
in thousands


6.00
5.25
4.50
3.75
3.00
2.25
1.50
.75
0
'98
'99
'00
'01

Revenues by Industry



FY2001
20.1% Insurance
27.5% Financial Services
39.4% Telecom
● 11% Technology
● 2% Logistics

FY2000
30% Insurance
34% Financial Services
36% Telecom
● 0.2% Technology





FY1999
40% Insurance
47% Financial Services
13% Telecom

FY1998
67% Insurance
30% Financial Services
3% Telecom



To Our Stockholders:

In 2001, our Company realized significant achievements during a time of economic uncertainty. The RMH team continued to build upon the Company's position as one of the world's best and fastest-growing customer relationship management organizations.



John Fellows
Chief Executive Officer

While our product offering may appear quite simple on the surface, the process of delivering consistent, high quality results for our clients requires the complete dedication of our experienced operations and support staffs. Today RMH provides world class customer support solutions for many leading brands including: Microsoft, MCIWorldCom, AEGON, Nextel, Citibank, GE, United Parcel Service, AT&T, Chase, Qwest, Discovercard and Sprint. *Our success with establishing and enhancing client relationships over* the past 18 months has been unprecedented. We will successfully manage in excess of 300 million customer transactions on behalf *of our clients in the coming year.*

During 2001, we diversified our client base and revenue mix, *opened seven new state-of-the-art centers and closed four under* performing outbound facilities, bringing our total to 25 centers throughout North America.

While 2001 represented a period of significant growth for the Company, it also proved to be a challenging time. Our four-year *relationship with BrandDirect came to an end when the company* became insolvent. We significantly discounted sums owed by BrandDirect to an amount we believe will be reasonably collectible. In addition, an unexpected *downturn in marketing efforts from our largest insurance client gave us the opportunity to optimize* capacity for the Insurance Division, resulting in an extraordinary charge. Additionally, we discontinued our involvement in the 365biz.com joint venture and recorded a non-recurring charge.

Despite these challenges we made tremendous progress, demonstrated by comparing our 2001 profile with that of only a year ago:

- Revenues rose 32.6% to $175.2 million.
- Workstations increased 66% to 5,700.
- Inbound revenues grew 140% to $63.8 million and represented 46% of revenues in the fourth quarter of 2001 versus 18% in the fourth quarter of 2000.
- Total associates increased by over 2,500 to 10,000, a 34% expansion.

"Strong markets in telecom, financial services, insurance, technology and logistics are the fruits of RMH's strategy of expansion and diversification."

John Fellows, Chief Executive Officer


Market

Operational Profile

Our business strategy in 2001 was focused on the following vertical markets: Financial Services, Telecommunications, Insurance, Technology, and our newest market, Transportation and Logistics. We also spent time identifying and pursuing new vertical markets, and are confident that we will continue to successfully enter new markets, a critical component in our future growth.

Financial Services Division

Our Financial Services Division accomplished substantial growth in 2001. We now have over 2,800 associates in this division providing various customer support, sales and retention functions for most of the nation's largest banking organizations. In 2001, we began transitioning call volumes into several new, state-of-the-art call centers, which has yielded performance breakthroughs for our client base while reducing our overall costs per transaction. We are optimistic about the performance in this division in the coming year based on indications from existing and potential clients.

Telecommunications Division

We achieved another year of record growth in our Telecommunications Division by initiating and expanding strategic relationships with the nation's four largest long distance providers. In addition, we began providing customer support services for Nextel, a leading wireless company. Revenues in this segment rose 45% over the prior year.

All of the relationships in the Telecommunications Division are relatively new, having been entered into over the past several years. For these clients, we provide a variety of services including inbound customer support, third party verification, technical support, and outbound customer acquisition. A significant portion of our Company's inbound services growth in 2001 occurred in the Telecommunications Division.

Insurance Division

2001 was clearly a transition period for our Insurance Division. Initial results for the year were impacted by a significant reduction in call volumes from our largest insurance client. Our operations team recovered admirably and anticipates realizing significant growth for the division in 2002. For over 15 years, we have supported the insurance marketing efforts of JCPenney's direct marketing organization. AEGON acquired this organization during 2001 and our transition with AEGON has proceeded very well. We fully expect the Insurance Division to deliver consistent financial returns in the years ahead as our operations team continues its focus on delivering superior results.

Technology Division

RMH's Technology Division began operations early in fiscal 2001. Service offerings in this division include technical support, customer support, account creation and several retention initiatives. Our operations team moved rapidly to establish this division, quickly becoming a leading provider of support services for Microsoft. We expect revenues from this division to account for approximately 15% of RMH's overall revenues in 2002.

Transportation and Logistics Division

Our Transportation and Logistics Division was established during 2001 in conjunction with the formalization of RMH's long-term relationship with United Parcel Service, Inc. Today, RMH provides a variety of domestic and international support services for UPS, 24 hours a day, 7 days a week. We are confident that our operations team will be able to deliver consistent, high quality results for UPS as the relationship evolves.

New Vertical Markets

Over the past few years we have successfully diversified our revenue base in terms of markets and customers, thanks to our outstanding sales and marketing team. We plan to further broaden our revenue streams by aggressively pursuing new vertical markets, such as healthcare, entertainment and consumer products. We are confident that our sales and marketing team will continue to produce extraordinary win rates.

Facilities Growth and Expansion

RMH expanded capacity at a record pace in 2001. New facilities were added in the following value-oriented markets:

- Sarnia, Ontario – 600-workstation telecommunications service center
- Harlingen, Texas – 350-workstation technical support center
- San Antonio, Texas – 400-workstation logistics center
- Nainaimo, British Columbia – 400-workstation customer support center
- Thunder Bay, Ontario – 400-workstation customer support center
- Houston, Texas – 500-workstation customer support center

Through these new facilities we added over 2,500 workstations to our organization, bringing our total capacity to more than 5,700. During a typical day, we now complete over 1,000,000 transactions for our clients in as many as 15 different languages. We plan to add 2,000 more workstations during fiscal 2002 to accommodate increasing demand from new and existing customers.

Information Systems

The technology enhancements we made in 2000 yielded a number of significant performance improvements in 2001. By successfully deploying state-of-the-art systems for our inbound, outbound, interactive and internet operations, we have created a technological platform that is leading in the industry. Additionally, we recently launched an internal initiative that, when completed, will optimize both internal and external reporting methodologies used in our industry today.

We will continue to build up our technology solutions, which we regard as a key element in attracting new clients and better servicing existing customers.



"Our methodology enables us to think through new vertical markets — penetrating to core issues that mean success."

John Fellows, Chief Executive Officer



"Dynamic culture and intellectual capital are the human component that drives RMH's success."

John Fellows, Chief Executive Officer



Cultural Profile

As we continue to grow as an organization, we believe it is extremely important to sustain our very dynamic and entrepreneurial culture. Those employees that work day after day to continually exceed client expectations largely determine our progressive culture. Our executive team remains "hands on", making numerous trips to our remote facilities each year. Frequently we spend time directly with many of the front line associates, primarily through informal focus groups, in order to maintain a strong understanding of the various programs being carried out within RMH's infrastructure.

Highlighted below are several key employees that have been instrumental to RMH's success.

Profile: Kurt Mosher

We have spent several years recruiting leadership talent to help us maintain much needed momentum as we continue to grow. While we recruit industry experts and develop internal candidates for new leadership roles, we have made a conscientious effort to select leading Junior Military Officer candidates to bolster our growing leadership ranks. Kurt Mosher, a 1990 graduate from Westpoint, joined our management team almost 3 years ago. After spending time at our headquarters, Kurt assumed responsibility for one of our operations in Ontario. Kurt has subsequently moved on to lead our expansion initiative in Western Canada. We are confident that Kurt's leadership skills, broad experiences and winning attitude will continue to favorably impact results at RMH for years to come.

Profile: Eric Kligman

The breadth of industry experience within the management team at RMH is very significant. Our demanding client base requires relationship managers that have a strong operational background coupled with significant program management expertise. Eric Kligman has been an RMH associate for 12 years. Eric joined our operations as a front line service representative in one of our call centers. Today, Eric is a Vice President of Operations for the Company, supporting several of our strategic relationships. He is an excellent example of the opportunity afforded to individuals who continually exceed both company and client expectations.

Profile: Sandra Jarvis

The most important individuals in our Company today are those employees that consistently deliver quality services and results to our client base. Additionally, many of the associates provide essential timely feedback and a variety of suggestions that could improve the workplace environment. We believe that RMH provides a unique work experience for many of our employees. Associates who have been on board for a period of time have the opportunity to develop as individuals through the programs in which they participate. Sandra Jarvis joined our operations team in Brantford, Ontario in 1999. After receiving initial training, Sandra began providing customer support for MCIWorldCom. Following a successful tenure on a very demanding program, Sandra has moved on to provide customer support for Microsoft. We look forward to Sandra's progress in the years ahead.



"RMH's continued strong growth is the product of strategy that positions the Company to prosper in economic expansion and recession."

John Fellows, Chief Executive Officer

Strong Financial Position and Stockholder Support

We were successful in completing two equity transactions during 2001, significantly improving the Company's balance sheet. In March, we raised $10 million through a private placement, and in September, we completed the second private placement for approximately $25 million. We believe our ability to raise capital to fund our continued expansion validates our business model and our growth prospects.

Additionally, a considerable number of institutions became new stockholders. At the close of fiscal 2001, approximately 43% of the Company's shares were institutionally held, compared to 33% at the end of last year.



Executive Management
(Pictured from left to right)

Michael Scharff
Executive Vice President
Strategic Development

Robert Berwanger
Chief Operating Officer

John Fellows
Chief Executive Officer

Paul Burkitt
Executive Vice President
Sales and Marketing

Paul Little
Executive Vice President
Human Resources

Scot Brunke
Chief Financial Officer

Outlook

I am extremely enthusiastic about RMH's business outlook for 2002 and beyond. The Company continues to gain scale, and has evolved into a leading performer within the rapidly growing customer relationship management industry. We have a strong sales pipeline and solid relationships with our Fortune 500 client base. Our experienced and diverse management team is determined to capitalize on the significant opportunities available to our Company.

On behalf of RMH's management, employees and Board of Directors, I thank you for your continued support and confidence.

Sincerely,

John A. Fellows
Chief Executive Officer

December 17, 2001

2001 Financial Results

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Financial Statements of the Company and Notes thereto included elsewhere in this Report.

	For The Year Ended September 30,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Statement of Operations Data:					
Net Revenues	$175,235	$132,140	$80,318	$52,434	$45,937
Operating expenses					
Cost of services	143,455	100,988	60,637	39,646	31,749
Selling, general and administrative	41,371	25,579	17,383	12,461	9,469
Special charges	868	—	—	—	—
Total operating expenses	185,694	126,567	78,020	52,107	41,218
Operating income (loss)	(10,459)	5,573	2,298	327	4,719
Equity in losses of joint venture	(1,161)	(650)	(88)	—	—
Interest (expense) income, net	(704)	(110)	285	541	473
Income (loss) before income taxes (benefit)	(12,324)	4,813	2,495	868	5,192
Income tax (expense) benefit	4,669	(1,803)	(936)	(364)	(1,825)
Net income (loss) available to common shareholders	$ (7,655)	$ 3,010	$ 1,559	$ 504	$ 3,367
Basic income (loss) per common share	$ (0.82)	$ .36	$ .19	$ .06	$ .41
Diluted income (loss) per common share	$ (0.82)	$ .34	$ .19	$ .06	$ .41

	September 30,				
	2001	2000	1999	1998	1997
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 27,994	$ 19,226	$16,531	$18,162	$17,384
Total assets	81,545	40,428	39,395	27,335	25,286
Long-term debt, less current maturities	371	—	—	—	—
Capitalized lease obligations, less current maturities	3,794	—	—	—	—
Loans payable to shareholders	5,000	—	—	—	—
Shareholders' equity	52,427	27,110	23,788	22,187	21,683

Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor For Forward-Looking Statements

From time to time, we may publish statements which are not historical facts but are forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new services and products, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our business include, but are not limited to: reliance on principal client relationships in the telecommunications, financial services, insurance, technology and logistics industries; fluctuations in quarterly results of operations due to the timing of clients' telemarketing campaigns, the commencement and expiration of contracts, the timing of opening new customer interaction centers and expansion of existing customer interaction centers, the amount of new business generated by us, changes in our revenue mix among our various clients, bonus arrangements continuing to be negotiated with clients, and if negotiated, any amount being earned, the timing of additional selling, general and administrative expenses to acquire and support such new business, and changes in competitive conditions affecting the CRM industry; difficulties of managing growth profitably; dependence on the services of our executive officers and other key operations and technical personnel; changes in the availability of qualified employees; fluctuations in US dollar and Canadian dollar exchange rates; performance of automated call-processing systems and other technological factors; reliance on independent long-distance companies; changes in government regulations affecting the teleservices and telecommunications industries; competition from other outside providers of CRM services and in-house CRM operations of existing and potential clients; local, regional and national economic and political conditions; the impact and uncertainties created by the September 11, 2001 terrorist attacks and the consequences of any future terrorist attacks; competition from providers of other marketing formats, such as direct mail and emerging strategies such as interactive shopping and marketing over the Internet; and realization of revenues and unexpected expenses.

The following discussion of our historical results of operations and liquidity and capital resources should be read in conjunction with "Selected Financial Data" and the Financial Statements of the Company and Notes thereto appearing elsewhere in this report.

Overview

We are a leading provider of high-quality outsourced CRM services, offering customer interaction solutions that permit our clients to more effectively manage their relationships with their customers. We operate over 5,600 workstations in our network of 23 customer interaction centers in the United States and Canada plus 97 workstations in our quality control center. We have developed strategic relationships with market leaders in the telecommunications, financial services, insurance, technology and logistics industries. Our blue chip client base includes AEGON, AT&T, Citibank, FirstUSA, MCI, Microsoft, Nextel, Providian and Qwest. We distinguish ourselves through our vertical industry expertise, well-trained workforce and integrated customized technology solutions designed to meet the rigorous demands of our clients. We have established a strong track record of consistent growth with revenues growing at a compound annual growth rate of over 40% from $32.3 million in fiscal 1996 to $175.2 million in fiscal 2001.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. For fiscal 2001, three clients accounted for 19.8%, 11.6% and 10.3% of revenues. For fiscal 2000, five clients accounted for 29.2%, 20.1%, 13.8%, 11.8% and 10.2% of revenues. Certain client programs are designed to provide incentives to service providers by paying higher rates per hour or per minute for exceeding client objectives. These programs provide a contracted base chargeable rate plus a bonus based on exceeding these pre-determined objective performance criteria. The volume of work performed for specific clients may vary from period to period.

During fiscal 2001 we substantially reduced the level of services provided to BrandDirect Marketing, Inc., a client that represented 5.4% of revenue for fiscal year ended September 30, 2001. Revenue from this client during the year and nine months ended September 30, 2001 was $9.5 million and $4.5 million, respectively. We wrote off approximately $7.0 million of receivables due from this client during fiscal 2001. We anticipate that services to this client will continue to be reduced for the foreseeable future due to the financial uncertainty that this client is experiencing. We continue to monitor the collectibility of the remaining portion of the receivable from this client.

We recognize revenue from our CRM services as they are performed, based on pre-determined contracted chargeable rates that may include a base rate per hour plus a higher rate or "bonus" rate if we meet pre-determined objective performance criteria. These objective performance criteria include such items as sales generated during a defined period. The applicability of a higher "bonus" rate per hour is known to us at the time we generate a client invoice and we recognize the corresponding revenue in accordance with our client agreements. One client provided significant client determined bonuses in fiscal 2001 and 2000. These bonuses were discretionary and were recorded as revenue only when the client made the determination to make this payment and communicated this determination to us. Revenues earned under "bonus" arrangements were $6.5 million for each of the fiscal years ended September 30, 2001 and 2000. Other than $3.7 million and $3.1 million in the fiscal year ended September 30, 2001 and 2000, respectively, no bonuses were provided solely at the clients' discretion. We believe that our revenue recognition policies are in accordance with Staff Accounting Bulletin No. 101.

Our cost of services includes cost incurred at our customer interaction centers including labor and associated benefits and taxes, telecommunication costs, rents, utilities, maintenance and depreciation of property and equipment.

RMH Teleservices International Inc., a wholly owned subsidiary of our company incorporated in the Province of New Brunswick, Canada for the purpose of conducting our business operations in Canada, has received cash incentives from the Canadian provincial governments of British Columbia, Ontario and New Brunswick totaling $1.1 million in fiscal 2001 and $3.9 million in fiscal 2000. In addtion, we expect to receive an additional $823,000 over approximately the next two years. Two of the grants are in the form of a forgiveable loan. Amounts received under these loans have been recorded as liabilities. The loans are forgiven quarterly based on a pre-established rate per payroll hour incurred and payroll expense is offset based on achieving the performance obligation. In addition, the two loans contain a provision for the repayment of funds received upon certain conditions including bankruptcy, closing the customer interaction center or not meeting other requirements included in the loan. We have recorded the reimbursement from these amounts as an offset to payroll and start-up costs because the contingency for potential repayment is controlled solely by us. Management believes that we have the ability to keep these centers open at the required employment levels by routing any of our existing business through these centers.

These incentives are intended to offset various start-up, payroll and operating costs associated with operating the customer interaction centers as specified in the respective grant. We record a grant receivable for qualified expenditures made but not yet reimbursed by the provincial government, and a liability for grant reimbursements received for which we have not fulfilled our obligations under the applicable grant. In addition, one grant provided that a portion of the amount be used as a reimbursement for leasehold improvements. This amount was deducted from property and equipment. We recorded offsets to costs incurred for the grants received for the Oromocto, Saint John, Sarnia, Sault Ste. Marie and Thunder Bay customer interaction centers totaling $1.1 million in fiscal 2001 and $1.3 million in fiscal 2000, respectively. We expect to record up to an additional $2.1 million under these grants over approximately the next two years.

In fiscal 2001, we received a $1,250,000 grant intended to offset various start-up, payroll, and operating costs associated with operating a customer interaction center in Harlingen, Texas. The grant is based on a pre-established rate per payroll hour incurred and payroll expense is offset based on achieving the performance obligation. In addition, the grant contains a provision for the repayment of funds received upon certain conditions including bankruptcy, closing the customer interaction center, or not meeting other requirements included in the grant. We recorded this grant as an offset to payroll and start-up costs because the contingency for potential repayment is controlled solely by us. We believe that the Company has the ability to keep this center open at the required employment levels by routing any existing business through this center. During fiscal year 2001, we received cash incentives from this grant totaling $613,000 and recorded an offset of $819,000 for costs incurred related to this customer interaction center. At September 30, 2001, we had a grant receivable of $206,000, which is included in other receivables in the accompanying consolidated balance sheet. We expect to offset additional costs of up to $431,000 over approximately the next three years.

Selling, general and administrative expenses consist of all expenses that support the ongoing operation of our Company. These expenses include corporate management and infrastructure costs, sales and marketing activities, client support services and bad debt expense.

We recognized a special charge of $868,000 in fiscal 2001. This charge was the result of resizing the cost structure dedicated to a major client in our insurance sector which significantly reduced its telemarketing campaigns that we were carrying out. Specifically, we closed several customer interaction centers and reduced the associated infrastructure. We also renegotiated our contract with this client to establish agreed upon levels of volume through December 31, 2001.

Equity in losses of joint venture reflects our portion of the losses of our Internet joint venture, 365biz.com, under the equity method of accounting and the write-off of our investment in the joint venture.

Interest income (expense), net, represents interest income earned by investing cash in marketable securities and cash equivalents, net of interest expense primarily incurred on borrowings on our line of credit, capital lease facilities and note payable.

Results of Operations

The following table sets forth statements of operations and other data as a percentage of net revenues from services provided by us for the periods indicated:

	Year ended September 30,		
	2001	2000	1999
Net Revenues	**100.0%**	100.0%	100.0%
Operating expenses:			
Cost of services	**81.9**	76.4	75.5
Selling, general and administrative	**23.6**	19.4	21.6
Special charges	**0.5**	—	—
Total operating expenses	**106.0**	95.8	97.1
Operating income (loss)	**(6.0)**	4.2	2.9
Equity in losses of joint venture	**0.7**	0.4	0.1
Interest (expense) income, net	**(0.4)**	(0.1)	0.3
Income (loss) before income taxes	**(7.1)**	3.7	3.1
Income tax (expense) benefit	**2.7**	(1.4)	(1.2)
Net income (loss)	**(4.4)%**	2.3%	1.9%

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

Net Revenues. Net revenues increased to $175.2 million in fiscal 2001 from $132.1 million in fiscal 2000. This represents a revenue increase of 32.6% for fiscal 2001 as compared to fiscal 2000. The increase attributable to new clients was $49.5 million, while net service volumes from existing clients decreased approximately $6.4 million primarily as a result of the decrease in our insurance and BrandDirect Marketing, Inc. volumes. Included in net revenue for fiscal 2001 are performance-related bonuses of $6.5 million.

Cost of Services. Cost of services increased to $143.5 million in fiscal 2001 from $101.0 million in fiscal 2000. As a percentage of net revenues, cost of services increased to 81.9% in fiscal 2001 as compared to 76.4% in fiscal 2000. The increase in cost of services as a percentage of net revenues in fiscal 2001 is attributable to the reduced volumes of insurance work we received in the three months ended December 31, 2000 and the resulting revenue decline in that quarter, while still incurring the costs associated therewith combined with less than fully utilized new capacity. We believe that cost of services, as a percentage of revenues, will return to prior levels as all centers regain acceptable levels of utilization.

Cost of services, as a percentage of revenues, may continue to increase to the degree that large volume opportunities warrant our offering appropriate pricing discounts, to the extent that we require a longer period of time to generate acceptable levels of utilization at our new customer interaction centers and the degree to which we are unable to quickly absorb startup costs in new customer interaction centers. Upward pressures on hourly wages as a result of tighter or more competitive labor markets and changes in the Canadian dollar exchange rate may also increase our cost of services as a percentage of revenues.

Selling, General and Administrative. Selling, general and administrative expenses increased to $41.4 million in fiscal 2001 from $25.6 million in fiscal 2000. As a percentage of net revenues, selling, general and administrative expenses increased to 23.6% in fiscal 2001 from 19.4% in fiscal 2000. The increase was primarily the result of a write-off of approximately $7.0 million due to collectibility issues with one client, along with the increasing staffing and operating costs required to support both the growth in our net revenues and the ongoing requirements of our clients with respect to technology and programming requirements.

Special Charges. This reflects a one-time charge for the closing of certain facilities dedicated to providing services to insurance clients and other costs.

Equity in Losses of Joint Venture. For fiscal 2001, the equity in losses of joint venture reflects our portion of the losses incurred by our start-up Internet joint venture, 365biz.com, and the write-off of our investment in the joint venture. For the year ended September 30, 2000, the equity in losses of joint venture reflects our portion of the losses of the joint venture under the equity method of accounting.

Interest (Expense) Income, net. Interest expense, net of interest income in fiscal 2001 and 2000 was $704,000 and $110,000, respectively, and was incurred on borrowings on our line of credit, advances on equipment leases, capital lease facilities and note payable.

Income Tax (Expense) Benefit. Income tax benefit in fiscal 2001 was $4.7 million and income tax expense in fiscal 2000 was $1.8 million, and represents income taxes based upon an effective tax rate of 38% in both fiscal 2001 and 2000. This tax rate is reflective of both the United States and Canadian Federal tax rates and the state and provincial tax rates in effect where we do business, coupled with certain implemented tax planning strategies.

Fiscal Year Ended September 30, 2000 Compared to Fiscal Year Ended September 30, 1999

Net Revenues. Net revenues increased to $132.1 million in fiscal 2000 from $80.3 million in fiscal 1999. This represents a revenue increase of 64.5% for fiscal 2000 as compared to fiscal 1999. Of this increase, approximately $2.2 million was attributable to net increased service volumes from existing clients and $49.6 million was attributable to new clients. Included in net revenue for fiscal 2000 are performance-related bonuses of $6.5 million.

Cost of Services. Cost of services increased to $101.0 million in fiscal 2000 from $60.6 million in fiscal 1999. As a percentage of net revenues, cost of services increased to 76.4% in fiscal 2000 as compared to 75.5% in fiscal 1999. The increase in cost of services as a percentage of net revenues in fiscal 2000 was attributable to start-up costs of new customer interaction centers incurred during the year, for which only minimal revenue was realized during the year.

Selling, General and Administrative. Selling, general and administrative expenses increased to $25.6 million in fiscal 2000 from $17.4 million in fiscal 1999. As a percentage of net revenues, selling, general and administrative expenses decreased to 19.4% in fiscal 2000 from 21.6% in fiscal 1999. The dollar increase was primarily the result of increasing staffing and operating costs required to support both the growth in our net revenues and the ongoing requirements of our clients with respect to technology and programming requirements. The percentage decrease was primarily the result of better utilization of infrastructure and increasing revenues being serviced by our infrastructure.

Equity in Losses of Joint Venture. This reflects our portion of the losses of our start-up Internet joint venture, 365biz.com, under the equity method of accounting.

Interest (Expense) Income, net. Interest expense, net of interest income in fiscal 2000 was $110,000 and was incurred on borrowings on our line of credit and advances on equipment leases. Interest income in fiscal 1999 was $285,000 and was earned by investing cash in marketable securities and cash equivalents.

Income Tax (Expense) Benefit. Income tax expense in fiscal 2000 was $1.8 million and in fiscal 1999 was $936,000, and represents income taxes based upon an effective tax rate of 38% in both fiscal 2000 and 1999. This tax rate is reflective of both the United States and Canadian Federal tax rates and the state and provincial tax rates in effect where we do business coupled with certain implemented tax planning strategies.

Liquidity and Capital Resources

Historically, our primary sources of liquidity have been cash flow from operations and borrowings under our credit and operating lease facilities. On March 30, 2001, we sold 1,818,182 shares of common stock at the then-current market price of $5.50 per share, which after deduction of expenses provided net proceeds of approximately $9.9 million. On September 28, 2001 we sold 2,426,982 units, each unit comprising one share of common stock and one-third of a warrant to purchase an additional share at $12.00 per share, for the price of approximately $9.64 per unit. These warrants, as well as 121,349 warrants issued to the placement agent on the same terms and conditions, are exercisable at any time prior to September 28, 2006. After deduction of expenses, the sale of the units provided net proceeds of approximately $21.9 million. On October 26, 2001, we raised net proceeds of approximately $2.0 million in a private placement financing in which we sold an additional 217,804 units on substantially the same terms and conditions as units sold on September 28, 2001. We also issued to these investors additional warrants to purchase 10,890 shares of our common stock in consideration for their purchasing the units in the private placement. These funds, combined with the proceeds of our initial public offering in September 1996, have provided the liquidity to finance our growth.

In September 2000, March 2001, August 2001, September 2001, and December 2001 we amended our credit facility with PNC Bank, National Association ("PNC"), originally entered into on March 21, 1997. The amount available under the credit facility is $20 million. The interest rate on outstanding balances under the credit facility is the lower of the LIBOR rate plus 250 basis points and PNC's prime rate minus 100 basis points. PNC has a first priority security interest in substantially all of our assets to secure our obligations under the credit facility. The credit facility has recently been extended through March 31, 2002. We believe that the credit facility will be renewed at that time or alternative financing will be available on similar terms. The credit facility contains financial covenants and certain restrictions which restrict our ability to incur additional debt or dispose of our assets. In each of the four quarters of fiscal 2001, we were not in compliance with a covenant for which waivers were granted by PNC. We had no amounts outstanding on our credit facility as of September 30, 2001.

On July 19, 2001, we borrowed $5 million from Special Investment Risks, Ltd., an affiliate of Jeff Jensen, one of our directors, and repaid it plus interest totaling $90,000, on October 4, 2001. We obtained this short term loan rather than seeking an increase to our credit line with PNC because we believed the terms of this loan were more favorable to us than the terms that would have been offered by PNC. The proceeds from this loan were used for working capital purposes.

On July 2, 2001, we purchased customer interaction center equipment for $2.2 million which was previously leased to us by PNC under operating leases.

In March 2001, we entered into agreements with General Electric Capital Corporation ("GECC") for a $5 million lease facility and Mellon US Leasing ("Mellon") for a $500,000 lease facility, plus applicable taxes, respectively, for leasing customer interaction center equipment. The agreements provide for a $1 buyout at the expiration of the 60 month lease term. As of September 30, 2001, we entered into capital leases for equipment with an aggregate total cost of $5.5 million and $537,000 with GECC and Mellon, respectively.

Net cash used in operating activities was approximately $18.4 million in fiscal 2001 and net provided by operating activities was $11.6 million in fiscal 2000. The amount of net cash used in fiscal 2001 is due to the operating loss incurred, coupled with an increase in accounts and other receivables partially offset by an increase in accounts payable and accrued expenses. The cash provided by operations in the fiscal 2000 period resulted from our net income for the period coupled with a decrease in our accounts receivable and other assets and increase in accounts payable and accrued expenses offset by an increase in prepaid expenses.

Our CRM services operations will continue to require significant capital expenditures. Our capital expenditures were $16.5 million in fiscal 2001, $2.9 million in fiscal 2000 and $1.8 million in fiscal 1999. Capital expenditures in fiscal 2001 include the buyout of assets previously financed under certain operating leases at a cost of $2.2 million. We financed equipment under operating leases totaling $16.2 million in fiscal 2001, $8.2 million in fiscal 2000 and $6.5 million in fiscal 1999. We expect to lease equipment valued at approximately $15 to $20 million in fiscal 2002.

As required under a certain client contract, we provided consideration of $1.6 million in fiscal 2001, $1.0 million in fiscal 2000 and $2.0 million in fiscal 1999. In addition, we were obligated to develop a voice response unit application to be used in providing certain services to the client. As of September 30, 2001, we incurred $1.3 million related to the development of this application and have included these costs in property and equipment in the accompanying consolidated balance sheet. We are depreciating this asset over the term of the original contract and are recovering the costs incurred to develop this asset through billings to the client based on usage of the application.

We believe that funds generated from our operations and the amounts available to us under our credit and lease facilities will be sufficient to finance our current operations and planned capital expenditures at least through September 30, 2002.

We had a joint venture with Advanta Partners LP, a venture capital firm affiliated with Advanta Corp., a financial services company based in Spring House, Pennsylvania, called 365biz.com LP. This joint venture provided Web design, hosting, Internet and e-mail access and membership services to small and medium sized businesses that had no Web presence. Based on the terms of the amended limited partnership agreement for 365biz.com, we were committed to provide the joint venture capital funding of $1.1 million. During fiscal 2001, the joint venture's operations were discontinued, and the remaining net investment in and advances to the joint venture were written off. The joint venture represented $25,000 of our net revenues in fiscal 2001.

Quarterly Results of Operations

The following table sets forth consolidated statement of operations data for each of the four quarters of fiscal 2001 and 2000, as well as such data expressed as a percentage of net revenues. This quarterly information is unaudited, but has been prepared on a basis consistent with our audited Financial Statements presented elsewhere and, in our opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The results for any quarter are not necessarily indicative of results for any future period.

Quarterly Consolidated Statements of Operations Data

	Quarter Ended							
	Dec. 31 1999	Mar. 31 2000	June 30 2000	Sept. 30 2000	Dec.31 2000	Mar.31 2001	June 30 2001	Sept.30 2001
	(amounts in thousands)							
Net Revenues	$ 28,673	$ 31,420	$ 34,799	$ 37,248	$ 32,899	$ 43,140	$ 47,029	$ 52,167
Operating expenses:								
Cost of services	22,334	24,039	26,476	28,139	29,028	34,465	37,939	42,023
Selling, general and administrative	5,502	6,025	6,567	7,485	8,244	8,512	15,668	8,947
Special charges	—	—	—	—	868	—	—	—
Total operating expenses	27,836	30,064	33,043	35,624	38,140	42,977	53,607	50,970
Operating income (loss)	837	1,356	1,756	1,624	(5,241)	163	(6,578)	1,197
Equity in losses of joint venture	(56)	(95)	(335)	(164)	(150)	(98)	(913)	—
Interest income (expense), net	(64)	—	14	(60)	60	7	(325)	(446)
Income (loss) before income taxes	717	1,261	1,435	1,400	(5,331)	72	(7,816)	751
Income tax (expense) benefit	(269)	(473)	(546)	(515)	2,036	15	3,048	(430)
Net income (loss)	$ 448	$ 788	$ 889	$ 885	$ (3,295)	$ 87	$ (4,768)	$ 321

Quarterly Consolidated Statements of Operations Data Expressed as a Percentage of Net Revenues

	Quarter Ended							
	Dec. 31 1999	Mar. 31 2000	June 30 2000	Sept. 30 2000	Dec.31 2000	Mar.31 2001	June 30 2001	Sept.30 2001
Net Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:								
Cost of services	77.9	76.5	76.1	75.5	88.2	79.9	80.7	80.6
Selling, general and administrative	19.2	19.2	18.9	20.1	25.1	19.7	33.3	17.1
Special charges	—	—	—	—	2.6	—	—	—
Total operating expenses	97.1	95.7	95.0	95.6	115.9	99.6	114.0	97.7
Operating income (loss)	2.9	4.3	5.0	4.4	(15.9)	0.4	(14.0)	2.3
Equity in losses of joint venture	(0.2)	(0.3)	(1.0)	(0.4)	(0.5)	(0.2)	(1.9)	—
Interest income (expense), net	(0.2)	—	0.1	(0.2)	0.2	0.0	(0.7)	(0.9)
Income (loss) before income taxes	2.5	4.0	4.1	3.8	(16.2)	0.2	(16.6)	1.4
Income tax (expense) benefit	(0.9)	(1.5)	(1.5)	(1.4)	6.2	0.0	6.5	(0.8)
Net income (loss)	1.6%	2.5%	2.6%	2.4%	(10.0)%	0.2%	(10.1)%	0.6%

We have experienced and expect to continue to experience quarterly variations in operating results, principally as a result of the commencement and expiration of contracts, our revenue mix, the amount and timing of new business, our ability to successfully open new customer interaction centers or to expand existing centers in a timely fashion, the loss or unavailability of economic incentives provided by local, state or provincial government authorities, the timing of additional selling, general and administrative expenses and competitive conditions in our industry.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." We are required to adopt SFAS No. 144 for the fiscal year ending September 30, 2003; however, early application is permitted. Management does not believe that the adoption of SFAS No. 144 will have a material impact on the results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The amortization of existing goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001, will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. As we currently have no goodwill in the accompanying consolidated balance sheet and have not consummated any acquisitions, the adoption of these pronouncements will not have an impact on our historical financial position or results of operations.

The Emerging Issues Task Force reached a consensus on accounting for certain sales incentives (EITF Issue No. 00-14). The Task Force consensus is that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. We made up-front cash payments to a client in connection with obtaining a contract with the client. We capitalized the up-front payments and are depreciating the asset as a charge to cost of revenues over the contract term. EITF Issue No. 00-14 is effective for annual or interim financial statements for periods beginning after December 15, 2001. Upon application of the consensus, the financial statements for prior periods will be reclassified to comply with the new statement of operations display requirements. In fiscal 2001, 2000 and 1999, amortization of the capitalized cost was $935,000, $750,000 and $94,000, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our variable-rate line of credit. As of September 30, 2001 and 2000, respectively, we had no amounts outstanding under the line of credit.

When applicable, we have additional exposure to the risk of changes in interest rates in our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We place our investments with high quality credit issuers and limit the amount of credit exposure with any one issuer. We are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

When applicable, our portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. As of September 30, 2001 and 2000, our cash equivalents consisted of approximately $606,000 and $4,673,000 invested in domestic money market accounts.

Foreign Currency Exchange Rate Risk. We are exposed to foreign currency fluctuation relating to our Canadian subsidiary, RMH Teleservices International Inc. In November 2001, we entered into an arrangement with PNC Bank, National Association whereby we have the option to purchase a fixed amount of Canadian currency at a fixed rate in two-week intervals covering 52 weeks. Conversely, we may be required by PNC Bank to deliver the same amount of Canadian currency at a fixed rate in two-week intervals covering the same 52 week period. This arrangement sets a minimum or "floor" rate at which we can purchase the fixed amount of Canadian currency from PNC Bank. This arrangement also sets a maximum or "ceiling" rate at which we can purchase the fixed amount of Canadian currency from PNC Bank. Should the exchange rate fall below this "floor," we will exercise our call option to purchase Canadian currency at the "floor" rate. Should the exchange rate rise above this "ceiling," PNC Bank will require us to deliver Canadian currency at the "ceiling" rate. As a result, foreign currency risk for the fixed amount outside the "collar" established by this arrangement has been eliminated.

Report of Independent Public Accountants

To RMH Teleservices, Inc.:

We have audited the accompanying consolidated balance sheets of RMH Teleservices, Inc. (a Pennsylvania corporation) and Subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RMH Teleservices, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Philadelphia, Pennsylvania
November 6, 2001

Consolidated Balance Sheets

As of September 30, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 6,346,000	$ 5,210,000
Accounts receivable, net of allowance for doubtful accounts of $753,000 and $97,000, respectively	33,056,000	23,655,000
Other receivables	5,491,000	1,180,000
Refundable income taxes	2,536,000	—
Prepaid expenses and other current assets	2,532,000	2,485,000
Deferred income taxes	2,874,000	—
Total current assets	52,835,000	32,530,000
Investment in/advances to joint venture	—	284,000
Property and equipment:		
Communications and computer equipment	16,092,000	8,091,000
Computer software	4,947,000	1,148,000
Furniture and fixtures	4,568,000	1,909,000
Leasehold improvements	11,517,000	4,006,000
	37,124,000	15,154,000
Less – Accumulated depreciation and amortization	(13,233,000)	(10,000,000)
Net property and equipment	23,891,000	5,154,000
Deferred income taxes	—	179,000
Other assets	4,819,000	2,281,000
Total assets	$ 81,545,000	$ 40,428,000
Liabilities and Shareholders' Equity		
Current liabilities:		
Note payable to related party	$ 5,000,000	$ —
Current portion of note payable	92,000	—
Current portion of capital leases	1,394,000	—
Accounts payable	8,121,000	3,625,000
Income taxes payable	104,000	934,000
Accrued expenses	10,076,000	8,188,000
Deferred income taxes	54,000	557,000
Total current liabilities	24,841,000	13,304,000
Long-term liabilities:		
Note payable	371,000	—
Capital leases	3,794,000	—
Deferred income taxes	112,000	14,000
Total long-term liabilities	4,277,000	14,000
***Commitments and contingencies* (Note 13)**		
Shareholders' equity:		
Preferred stock, $1 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, no par value, 20,000,000 shares authorized, 13,192,520 and 8,437,711 shares issued and outstanding	77,315,000	49,772,000
Common stock warrants	6,647,000	—
Deferred compensation	(1,422,000)	(118,000)
Accumulated deficit	(29,987,000)	(22,332,000)
Accumulated other comprehensive loss – Cumulative foreign currency translation adjustment	(126,000)	(212,000)
Total shareholders' equity	52,427,000	27,110,000
Total liabilities and shareholders' equity	$ 81,545,000	$ 40,428,000

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

For the years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
Net revenues	$ 175,235,000	$ 132,140,000	$ 80,318,000
Operating expenses:			
Cost of services	143,455,000	100,988,000	60,637,000
Selling, general, and administrative	41,371,000	25,579,000	17,383,000
Special charges	868,000	—	—
Total operating expenses	185,694,000	126,567,000	78,020,000
Operating income (loss)	(10,459,000)	5,573,000	2,298,000
Equity in losses of joint venture	(1,161,000)	(650,000)	(88,000)
Interest (expense) income, net	(704,000)	(110,000)	285,000
Income (loss) before income taxes	(12,324,000)	4,813,000	2,495,000
Income tax (expense) benefit	4,669,000	(1,803,000)	(936,000)
Net income (loss)	$ (7,655,000)	$ 3,010,000	$ 1,559,000
Basic income (loss) per common share	$ (.82)	$ .36	$ .19
Shares used in computing basic income (loss) per common share	9,344,000	8,311,000	8,133,000
Diluted income (loss) per common share	$ (.82)	$ .34	$ .19
Shares used in computing diluted income (loss) per common share	9,344,000	8,902,000	8,393,000

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended September 30, 2001, 2000 and 1999

	Preferred Stock		Common Stock		Common Stock Warrants	Deferred Compensation	Accumulated Deficit	Cumulative Foreign Currency Translation Adjustment	Total Shareholders' Equity
	Shares	Amount	Shares	Amount					
Balance, September 30, 1998	—	—	8,120,000	$48,638,000	$ 450,000	$ —	$(26,901,000)	$ —	$22,187,000
Comprehensive income:									
Net income	—	—	—	—	—	—	1,559,000	—	1,559,000
Conversion of warrant to Common stock	—	—	141,846	450,000	(450,000)	—	—	—	—
Deferred compensation related to restricted stock issued to officer	—	—	100,000	200,000	—	(200,000)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	42,000	—	—	42,000
Balance, September 30, 1999	—	—	8,361,846	49,288,000	—	(158,000)	(25,342,000)	—	23,788,000
Comprehensive income:									
Net income	—	—	—	—	—	—	3,010,000	—	3,010,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	(212,000)	(212,000)
Total comprehensive income	—	—	—	—	—	—	3,010,000	(212,000)	2,798,000
Exercise of Common stock options	—	—	75,865	261,000	—	—	—	—	261,000
Tax benefit from exercise of Common stock options	—	—	—	223,000	—	—	—	—	223,000
Amortization of deferred compensation	—	—	—	—	—	40,000	—	—	40,000
Balance, September 30, 2000	—	—	8,437,711	49,772,000	—	(118,000)	(22,332,000)	(212,000)	27,110,000
Comprehensive income:									
Net loss	—	—	—	—	—	—	(7,655,000)	—	(7,655,000)
Foreign currency translation adjustment	—	—	—	—	—	—	—	86,000	86,000
Total comprehensive loss	—	—	—	—	—	—	(7,655,000)	86,000	(7,569,000)
Exercise of Common stock options	—	—	89,645	302,000	—	—	—	—	302,000
Tax benefit from exercise of Common stock options	—	—	—	246,000	—	—	—	—	246,000
Deferred compensation related to restricted stock issued to executives	—	—	420,000	1,759,000	—	(1,759,000)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	455,000	—	—	455,000
Capital contribution	—	—	—	71,000	—	—	—	—	71,000
Issuance of Common stock and warrants, net	—	—	4,245,164	25,165,000	6,647,000	—	—	—	31,812,000
Balance, September 30, 2001	—	—	13,192,520	$77,315,000	$ 6,647,000	$(1,422,000)	$ (29,987,000)	$(126,000)	$52,427,000

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
Operating activities:			
Net income (loss)	$ (7,655,000)	$ 3,010,000	$ 1,559,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities –			
Amortization of deferred compensation	455,000	40,000	42,000
Depreciation and amortization	3,693,000	1,877,000	1,640,000
Loss on disposal of fixed assets	61,000	—	—
Provision for bad debts	7,719,000	161,000	113,000
Deferred income taxes	(3,100,000)	(202,000)	113,000
Equity in losses of joint venture	1,161,000	650,000	88,000
Tax benefit from exercise of Common stock options	246,000	223,000	—
Changes in operating assets and liabilities:			
Accounts receivable	(17,120,000)	4,378,000	(17,568,000)
Other receivables	(4,311,000)	(19,000)	(1,068,000)
Prepaid expenses and other current assets	(47,000)	(398,000)	(717,000)
Refundable income taxes	(2,536,000)	—	—
Other assets	(2,538,000)	376,000	(2,529,000)
Accounts payable	4,496,000	1,299,000	903,000
Income taxes payable	(830,000)	97,000	614,000
Accrued expenses	1,888,000	82,000	5,085,000
Net cash provided by (used in) operating activities	(18,418,000)	11,574,000	(11,725,000)
Investing activities:			
Purchases and development of property and equipment	(16,495,000)	(2,853,000)	(1,771,000)
Purchases of marketable securities	—	—	(7,745,000)
Maturities of marketable securities	—	—	14,524,000
Investment in/advances to joint venture	(877,000)	(556,000)	(466,000)
Net cash provided by (used in) investing activities	(17,372,000)	(3,409,000)	4,542,000
Financing activities:			
Net borrowings (repayments) under line of credit	—	(3,700,000)	3,700,000
Borrowings under related-party note payable	5,000,000	—	—
Borrowings under note payable	507,000	—	—
Repayments under note payable	(44,000)	—	—
Repayments on capitalized lease obligations	(808,000)	—	—
Capital contribution	71,000	—	—
Net proceeds from issuance of Common stock and warrants	31,812,000	—	—
Exercise of Common stock options	302,000	261,000	—
Net cash provided by (used in) financing activities	36,840,000	(3,439,000)	3,700,000
Effect of exchange rate changes	86,000	(212,000)	—
Net increase (decrease) in cash and cash equivalents	1,136,000	4,514,000	(3,483,000)
Cash and cash equivalents, beginning of year	5,210,000	696,000	4,179,000
Cash and cash equivalents, end of year	$ 6,346,000	$ 5,210,000	$ 696,000

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001 and 2000

1. Background

RMH Teleservices, Inc. and Subsidiaries (the Company) is a provider of outsourced customer relationship management, or CRM, services. The Company offers its clients customer interaction solutions that most effectively manage the relationships between the Company's clients and its customers. Founded in 1983, the Company is headquartered in Bryn Mawr, Pennsylvania, and operates over 5,500 workstations within a network of 24 customer interaction centers in the United States and Canada, plus 145 workstations in two quality control centers.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Teleservices Management Company, Teleservices Technology Company, and RMH Teleservices International Inc. (RMH International). All intercompany transactions have been eliminated.

Foreign Currency Translation. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," the assets and liabilities of the Company's foreign operations (RMH International) are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are reflected as a separate component of shareholders' equity. The functional currency of RMH International is the Canadian dollar. For the years ended September 30, 2001 and 2000, the Company recognized a foreign currency translation gain of $86,000 and a foreign currency translation loss of $212,000, respectively, which is included in shareholders' equity as of September 30, 2001 and 2000, and in comprehensive income (loss) for the years then ended. Net transaction losses included in consolidated net income (loss) for the years ended September 30, 2001 and 2000 were $211,000 and $72,000, respectively. The translation adjustment for the year ended September 30, 1999, the first year the Company had foreign operations, was not material, nor were the net amounts of foreign currency transaction gains and losses included in consolidated net income.

Use of Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Supplemental Cash Flow Information. For the years ended September 30, 2001, 2000, and 1999, the Company paid interest of $892,000, $198,000, and $4,000, respectively. For the years ended September 30, 2001, 2000 and 1999, the Company paid income taxes of $1,252,000, $993,000, and $220,000, respectively. The Company incurred capital lease obligations of $5,996,000 during the year ended September 30, 2001.

Fair Value of Financial Instruments. Management believes that the carrying amounts of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximate fair value due to the short-term nature of those instruments. The carrying amount of the term debt and capital lease obligations approximates fair value at the balance sheet date.

Cash and Cash Equivalents. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at September 30, 2001 and 2000, consisted of approximately $606,000 and $4,673,000, respectively, invested in domestic money market accounts.

The Company earned interest income on investments of $430,000, $110,000, and $299,000 for the years ended September 30, 2001, 2000, and 1999, respectively.

The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant credit risks on its cash accounts.

Property and Equipment. Property and equipment are recorded at cost. Under the provisions of AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes the costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized funding for the project, which it deems probable to be completed and used to perform the function intended. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (iii) interest costs incurred, when material, while developing internal-use software. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Approximately $2,486,000 and $503,000 of payroll and payroll-related costs associated with software developed for internal use were capitalized in the years ended September 30, 2001 and 2000, respectively.

Depreciation and amortization are provided over the estimated useful lives of the applicable assets using the straight-line method. The lives used are as follows:

Communications equipment	5–7 years
Computer equipment	5 years
Computer software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of lease term or useful life

Repairs and maintenance are charged to expense as incurred, while additions and betterments are capitalized. Gains or losses on the disposition of property and equipment are charged to operations.

As of September 30, 2001, deposits of $70,000, primarily on telecommunications and computer equipment, were included in other current assets in the accompanying consolidated balance sheet. The Company plans to finance this equipment under its lease lines of credit (see Note 13) during the year ending September 30, 2002. As of September 30, 2000, the Company had deposits of $471,000, included in other current assets, that were related to equipment subsequently financed under its lease lines of credit during the year ended September 30, 2001.

Long-Lived Assets. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent that the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than the carrying value. As of September 30, 2001 and 2000, management evaluated the Company's asset base, under the guidelines established by SFAS No. 121, and believes that no impairment has occurred.

Revenue Recognition. The Company recognizes revenues from its CRM services as they are performed, based on predetermined contracted chargeable rates that may include a base rate per hour plus a higher rate or "bonus" rate if the Company meets predetermined objective performance criteria. These objective performance criteria include such items as sales generated during a defined period. The applicability of a higher "bonus" rate per hour is known to the Company at the time a client invoice is generated and, as such, the corresponding revenue is recognized in accordance with the client agreements. One client provided significant client-determined bonuses in fiscal 2001 and 2000. These bonuses were discretionary and were recorded as revenue only when the client made the determination to make the payment and communicated the bonus to the Company. For the years ended September 30, 2001, 2000 and 1999, the Company recognized revenue related to bonuses of $6,479,000, $6,502,000, and $292,000, respectively. Of these amounts, $3,700,000 and $3,104,000 were provided solely at the clients' discretion for the years ended September 30, 2001 and 2000, respectively. No bonuses were provided solely at the clients' discretion for the year ended September 30, 1999. The terms of the Company's contracts with their customers typically range from a few months to five years and are generally cancelable by either party upon 60 days' prior written notice. Certain of the contracts have penalties for early cancellation by the Company's clients. Management believes that the revenue recognition policies are in accordance with Staff Accounting Bulletin No. 101.

Major Clients and Concentration of Credit Risk. The Company is dependent on several large clients for a significant portion of revenues. The loss of one or more of these clients could have a materially adverse effect on the Company's business. The following table summarizes the percent of net revenues in the years ended September 30, 2001, 2000, and 1999 derived from each client that represented at least 10 percent of net revenues:

	2001	2000	1999
Client A	11.6%	29.2%	40.3%
Client B	*	11.8%	*
Client C	*	13.8%	33.7%
Client D	19.8%	20.1%	*
Client E	*	10.2%	*
Client F	10.3%	*	*

*Less than 10 percent for the fiscal year.

Advanta Partners, LP (Advanta Partners), an entity that was a shareholder of the Company and had representation on the Board of Directors, is also a shareholder and has board representation on Client C. In April 2000, Advanta Partners sold the investment in the Company and no longer has representation on the Company's Board of Directors.

At September 30, 2001, Clients A, D, and F represented approximately $3,258,000, $4,604,000, and $4,588,000 of total accounts receivable, respectively. At September 30, 2000, Clients A, B, C, D, and E represented approximately $3,786,000, $2,358,000, $6,053,000, $4,065,000, and $1,636,000 of total accounts receivable, respectively.

Following an evaluation of the financial condition of Client C and a review of the anticipated present value of estimated receipts, the Company wrote off $7,014,000 (see Note 3) in the third quarter of fiscal 2001 for the collectibility of the receivable due from this client. In addition, during the nine months ended September 30, 2001, the Company substantially reduced the level of services provided to Client C. Revenue from this client during the year and nine months ended September 30, 2001, was $9,458,000 and $4,508,000, respectively, and the Company anticipates that services to this client will continue to be reduced in the foreseeable future due to the financial uncertainty that this client is experiencing. All services provided to this client are now on a cash basis. The remaining receivable balance of $5,973,000 has been reclassified to other receivables ($3,611,000) and other assets ($2,362,000) in the accompanying consolidated balance sheet. Management continues to monitor the collectibility of the remaining receivable from this client and currently believes that the remaining receivable is fully collectible.

For the years ended September 30, 2001, 2000, and 1999, revenues from clients within the telecommunications industry accounted for 39.4, 36.1, and 12.8 percent of revenues, respectively, revenues from clients within the financial services industry accounted for 27.6,

33.7, and 46.9 percent of revenues, respectively, and revenues from clients within the insurance industry accounted for 20.0, 30.0, and 40.3 percent of revenues, respectively. For the years ended September 30, 2001 and 2000, revenues from clients within the technology industry accounted for 11.0 and 0.2 percent of revenues, respectively. For the year ended September 30, 2001, revenues from clients within the logistics industry accounted for 2.0 percent of revenues.

Cost of Services. Cost of services includes costs incurred at customer interaction centers, including labor and associated benefits and taxes, telecommunication costs, rents, utilities, maintenance, and depreciation of property and equipment.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses consist of all expenses that support the ongoing operation of the Company. These expenses include corporate management and infrastructure costs, sales and marketing activities, client support services, and allowances for doubtful accounts.

Costs associated with advertising and promotion are generally charged to expense when incurred. Advertising and promotion expense was $410,000, $354,000, and $251,000 for the years ended September 30, 2001, 2000, and 1999, respectively.

Income Taxes. The Company applies SFAS No. 109, "Accounting for Income Taxes," which requires the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences, measured by enacted tax rates, attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases and operating loss and tax credit carryforwards, for years in which taxes are expected to be paid or recovered.

Stock Options. The Company accounts for stock options under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. In 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established a fair value based method of accounting for stock-based compensation plans. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS No. 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for the 1996 Stock Incentive Plan and the 2001 Stock Award Plan.

Income Per Common Share. The Company provides basic and diluted income (loss) per share data pursuant to SFAS No. 128, "Earnings per Share." SFAS No. 128 requires dual presentation of basic and diluted income (loss) per share. According to SFAS No. 128, basic income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of Common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution from the exercise or conversion of securities into Common stock, such as stock options and warrants.

The following is a reconciliation of the numerators and denominators of the basic and diluted income (loss) per Common share computations.

	For the year ended September 30, 2001		
	Loss (numerator)	Shares (denominator)	Per share amount
Basic loss per common share:			
Net loss	$ (7,655,000)	9,344,000	$ (.82)
Effect of dilutive securities:			
Stock warrants	—	—	
Stock options	—	—	
Restricted stock	—	—	
Diluted loss per common share:			
Net loss and assumed conversions	$ (7,655,000)	9,344,000	$ (.82)

	For the year ended September 30, 2000		
	Income (numerator)	Shares (denominator)	Per share amount
Basic income per common share:			
Net income	$ 3,010,000	8,311,000	$ .36
Effect of dilutive securities:			
Stock options	—	534,000	
Restricted stock	—	57,000	
Diluted income per common share:			
Net income and assumed conversions	$ 3,010,000	8,902,000	$ .34

	For the year ended September 30, 1999		
	Income (numerator)	Shares (denominator)	Per share amount
Basic income per common share:			
Net income	$ 1,559,000	8,133,000	$ .19
Effect of dilutive securities:			
Stock warrants	—	130,000	
Stock options	—	108,000	
Restricted stock	—	22,000	
Diluted income per common share:			
Net income and assumed conversions	$ 1,559,000	8,393,000	$ .19

Options to purchase 1,065,610 shares of Common stock and warrants to purchase 930,343 shares of Common stock, with an average exercise price per share of $3.97 and $12.00, respectively, and restricted stock of 520,000 shares, with an average grant price per share of $3.77, were outstanding at September 30, 2001, but were not included in the computation of diluted loss per Common share for that year as the impact would have been antidilutive given the net loss incurred. The options and warrants expire at various times through March 2011.

Options to purchase 3,860 shares of Common stock, with an average exercise price per share of $12.50, were outstanding at September 30, 2000, but were not included in the computation of diluted income per Common share for that year because the exercise prices of the options were greater than the average market price of the Common shares during the period. The options expire at various times through May 2010.

Options to purchase 444,000 shares of Common stock, with an average exercise price per share of $3.47, were outstanding at September 30, 1999, but were not included in the computation of diluted income per Common share for that year because the exercise prices of the options were greater than the average market price of the Common shares during the period. The options expire at various times through September 2009.

New Accounting Pronouncements. In August 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt SFAS No. 144 for the fiscal year ending September 30, 2003; however, early application is permitted. Management does not believe that the adoption of SFAS No. 144 will have a material impact on the results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The amortization of existing goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001, will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. As the Company currently has no goodwill in the accompanying consolidated balance sheet and has not consummated any acquisitions, the adoption of these pronouncements will not have an impact on the Company's historical financial position or results of operations.

The Emerging Issues Task Force reached a consensus on accounting for certain sales incentives (EITF Issue No. 00-14). The Task Force consensus is that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. As discussed in Note 4, the Company made up-front cash payments to a client in connection with obtaining a contract with the client. The Company capitalized the up-front payments and is depreciating the asset as a charge to cost of revenues over the contract term. EITF Issue No. 00-14 is effective for annual or interim financial statements for periods beginning after December 15, 2001. Upon application of the consensus, the financial statements for prior periods will be reclassified to comply with the new statement of operations display requirements. In fiscal 2001, 2000 and 1999, amortization of the capitalized cost was $935,000, $750,000 and $94,000, respectively.

Reclassifications. Certain reclassifications have been made to the prior-year financial statements to conform to the current-year presentation.

3. Valuation Accounts

	For the year ended September 30		
	2001	2000	1999
Allowance for doubtful accounts:			
Balance at beginning of year	$ 97,000	$ 150,000	$ 37,000
Additions charged to expense	7,719,000	161,000	113,000
Accounts written off against allowance	(7,063,000)	(214,000)	—
Balance at end of year	$ 753,000	$ 97,000	$150,000

4. Client Contract

In August 1999, the Company entered into a contract with a new client to provide in-bound teleservices over a four-year period. In connection with the execution of this contract, the Company made a $2,000,000 up-front payment to the client and an additional $1,000,000 payment during the year ended September 30, 2000. Also, during the year ended September 30, 2001, the Company provided consideration of $1,600,000 to extend the contract for an additional two years. These amounts are refundable on a pro-rata basis over the contract term if the agreement is terminated. These amounts are included in other current and noncurrent assets in the accompanying consolidated balance sheets as of September 30, 2001 and 2000, and are being amortized to cost of services over the contract term. In addition, the Company was obligated to develop a voice response unit application to be used in providing certain services to the client. As of September 30, 2001, the Company incurred $1,300,000 related to the development of this application and has included these costs in property and equipment in the accompanying consolidated balance sheet. The Company is depreciating this asset over the term of the original contract and is recovering the costs incurred to develop this asset through billings to the client based on usage of the application.

5. Credit Facility

On March 21, 1997, the Company entered into a credit facility with a bank (the Credit Facility) consisting of a line of credit. The Credit Facility was a $4,000,000 line of credit that originally expired on April 1, 1998, but was subsequently extended. On September 28, 1999, November 24, 1999, May 23, 2000, September 27, 2000, March 20, 2001, August 10, 2001, and September 25, 2001, the Company entered into a second, third, fourth, fifth, sixth, seventh, and eighth amendment, respectively, to the Credit Facility. The Credit Facility, as amended, provides for a $20,000,000 line of credit. The Company is also entitled to use the Credit Facility for letters of credit. The Company granted the bank a first priority security interest in substantially all of its assets to secure its obligations under the Credit Facility. The amended Credit Facility expires December 31, 2001, subject to renewal. There were no outstanding borrowings on the line of credit at September 30, 2001 and 2000, and $954,000 and $1,558,000, respectively, outstanding under a letter of credit used as a guarantee for rental payments under a facility lease. During the years ended September 30, 2001 and 2000, the maximum amount outstanding under the line of credit was $18,763,000 and $6,750,000, respectively, at a weighted-average interest rate of 6.8 and 8.8 percent, respectively. Borrowings bear interest at either a base rate or euro-rate option, as selected by the Company, and interest is payable either monthly under the base rate option or on the last day of the related euro-rate interest period. The Credit Facility provides for certain covenants. Such covenants, among other things, restrict the Company's ability to incur debt, pay dividends, or make capital expenditures and acquisitions. The Company is also subject to restrictive financial covenants, which include levels of tangible net worth and a ratio related to lease expense coverage. As of December 31, 2000, March 31, 2001, June 30, 2001, and September 30, 2001, the Company was out of compliance with its various covenants. The Company received waivers from the bank addressing these deficiencies.

The Company incurred $701,000, $129,000 and $8,000 in interest expense under the Credit Facility for the years ended September 30, 2001, 2000, and 1999, respectively.

6. Notes Payable

On July 19, 2001, the Company issued a $5,000,000 note to an affiliate of a shareholder/member of the Board of Directors. The note bears interest at 8.5 percent and was to mature on September 24, 2001. The note was extended to October 24, 2001. Interest expense on this note was $86,000 in 2001. The principal and related accrued interest were paid subsequent to year-end.

On December 21, 2000, RMH International issued a $800,000 Canadian dollar note (approximately $507,000 U.S. dollars). The funds were used to construct a customer interaction center. The note bears interest at 6 percent and is payable monthly. Interest expense on this note was $15,000 in 2001. The note matures in March 2006. The Company has guaranteed the outstanding payments on the note. Minimum principal payments on this note at September 30, 2001, are as follows: $92,000 in 2002, $98,000 in 2003, $104,000 in 2004, $111,000 in 2005, and $58,000 in 2006.

7. Accrued Expenses

	September 30	
	2001	2000
Payroll and related benefits	$ 4,369,000	$ 3,709,000
Unearned grant reimbursements	317,000	481,000
Telecommunications expense	921,000	1,625,000
Other	4,469,000	2,373,000
	$ 10,076,000	$ 8,188,000

8. Shareholders' Equity

Stock Option Plan. The Company established the 1996 Stock Incentive Plan (the Plan) which, as amended, reserves 1,450,000 shares of Common stock for issuance in connection with a variety of awards including stock options, stock appreciation rights, and restricted and unrestricted stock grants. The Plan is administered by a committee, which is composed of two or more nonemployee directors as designated by the Board of Directors. The committee determines the price and other terms upon which awards are made. The exercise price of incentive stock options may not be less than the fair market value of Common stock on the date of grant and the options have a ten year term. As of September 30, 2001, 218,880 options were available for future grants. Information relative to the Plan is as follows:

	Options	Exercise price (per share)	Weighted-average exercise price (per share)	Aggregate proceeds
Balance as of September 30, 1998	594,300	$2.44 – $12.50	$3.55	$2,109,000
Granted	381,250	1.41 – 5.56	2.35	897,000
Terminated	(57,650)	2.00 – 12.50	3.42	(197,000)
Balance as of September 30, 1999	917,900	1.41 – 12.50	3.06	2,809,000
Granted	124,500	3.69 – 12.50	6.82	849,000
Exercised	(75,865)	1.45 – 12.50	3.53	(261,000)
Terminated	(94,800)	2.00 – 12.50	3.64	(345,000)
Balance as of September 30, 2000	871,735	1.41 – 12.50	3.50	3,052,000
Granted	410,000	4.19 – 18.63	4.76	1,952,000
Exercised	(89,645)	2.00 – 12.50	3.36	(302,000)
Terminated	(126,480)	2.00 – 12.50	3.73	(472,000)
Balance as of September 30, 2001	**1,065,610**	**$1.41 – $18.63**	**$3.97**	**$4,230,000**
Options exercisable as of September 30, 2001	**441,284**		**$3.53**	

The weighted-average remaining contractual term of all options outstanding at September 30, 2001, is 7.9 years.

The following table summarizes information relating to the Plan at September 30, 2001, based upon each exercise price:

Range of exercise prices (per share)	Options outstanding at September 30, 2001	Weighted-average remaining contractual life (years)	Weighted-average exercise price of outstanding options (per share)	Options exercisable at September 30, 2001	Weighted-average exercise price of exercisable options (per share)
$ 1.41 – $ 2.00	225,250	7.2	$ 1.93	139,625	$ 1.95
$ 2.94 – $ 3.69	309,000	6.6	$ 3.58	221,463	$ 3.61
$ 3.94 – $ 5.75	414,125	9.1	$ 4.36	44,875	$ 4.35
$ 6.03 – $ 7.00	103,625	8.6	$ 6.67	28,906	$ 6.69
$12.50 – $13.06	10,110	8.1	$12.89	3,615	$12.77
$18.63	3,500	8.8	$18.63	2,800	$18.63

Had the Company recognized compensation cost for the stock option plan consistent with the provisions of SFAS No. 123 (see Note 2), the Company's net income (loss) and basic and diluted net income (loss) per Common share for the years ended September 30, 2001, 2000, and 1999 would have been as follows:

	For the year ended September 30		
	2001	2000	1999
Net income (loss):			
As reported	**$ (7,655,000)**	$3,010,000	$1,559,000
Pro forma	**$ (8,124,000)**	$2,275,000	$1,128,000
Basic net income (loss) per common share:			
As reported	**$ (.82)**	$ .36	$ .19
Pro forma	**$ (.87)**	$ .27	$ .14
Diluted net income (loss) per common share:			
As reported	**$ (.82)**	$ .34	$ .19
Pro forma	**$ (.87)**	$ .26	$ .13

The weighted-average fair value of the stock options granted during the years ended September 30, 2001, 2000, and 1999 was $8.32, $5.40, and $2.00, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the year ended September 30		
	2001	2000	1999
Risk-free interest rate	**5.4%**	6.2%	5.4%
Volatility	**101.5%**	85.0%	85.0%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected life	**7.0 years**	7.0 years	7.0 years

Common Stock and Warrants. On March 30, 2001, the Company sold 1,818,182 shares of Common stock at the then-current market price of $5.50 per share in a private placement financing resulting in gross proceeds of $10,000,000 and net proceeds of $9,889,000. The shares were sold to a shareholder/director of the Company and his related family members.

On September 28, 2001, the Company sold 2,426,982 shares of Common stock at the then-current market price of $9.64 per share with warrants to purchase an additional 930,340 shares of Common stock at an exercise price of $12.00 per share. This transaction generated net proceeds of $15,291,000. The fair value of the warrants of $6,647,000 was estimated using the Black-Scholes option pricing model using the following assumptions: weighted-average risk-free interest rate of 4.0 percent; expected weighted-average life of 5.0 years; dividend yield of zero; and volatility of 101.5 percent. The warrants expire in September 2006 and are outstanding as of September 30, 2001.

In connection with a former credit agreement with a bank, the Company issued the bank a fully exercisable warrant to purchase 236,842 shares of Common stock for $.01 per share. The number of shares to be purchased upon exercise of the warrant was subject to reduction based on the timing of the Company's initial public offering, which occurred in September 1996, and was reduced to 142,105. For financial reporting purposes, the warrant was valued at $450,000 and was recorded as original issue discount on the related term loan. In September 1999, the warrant was exercised through a cashless exercise by the bank, as permitted by the original warrant agreement. Based upon the market price of the Common stock on the date of exercise, 141,846 shares of Common stock were issued to the bank.

Restricted Stock. In April 1999, the Company issued 100,000 shares of restricted Common stock that it had previously agreed to award to its Chief Executive Officer (CEO). The primary restriction is the officer's continued employment over the five-year period commencing on his original hire date, with the restriction lapsing on 20,000 shares per year on each anniversary of his hire date. The $200,000 value of the stock was established using the market price on the date of grant with deferred compensation recorded at that time. The deferred compensation is presented as a reduction of shareholders' equity in the accompanying consolidated balance sheet, and is being amortized over the restriction period.

In January 2001, the Company issued 420,000 shares of restricted Common stock to certain executives, pursuant to the Company's 2001 Stock Award Plan. The primary restriction is the executive's continued employment over a three-year period, with the restriction lapsing an aggregate of 140,000 shares per year on each anniversary of the issue date. The $1,759,000 value of the stock was established using the market price on the date of grant with deferred compensation recorded at that time. The deferred compensation is presented as a reduction of shareholders' equity in the accompanying consolidated balance sheet and is being amortized over the restriction period.

Accumulated Deficit. In fiscal 1996, the Company completed a leveraged recapitalization transaction. The Company redeemed shares of Common stock held by the Company's founders for $19,214,000 and made a distribution of $4,600,000 to the founders. In addition, the founders were paid a bonus of $6,000,000 upon completion of the Company's initial public offering in September 1996. The redemption and distribution payments totaling $23,814,000 were recorded as a reduction of retained earnings. The leveraged recapitalization transaction, along with the impact of the bonus payment, resulted in an accumulated deficit of $30,772,000 at September 30, 1996.

9. Defined Contribution Plan

The Company has a defined contribution savings plan available to substantially all employees under Section 401(k) of the Internal Revenue Code. Employee contributions are generally limited to 15 percent of compensation. On an annual basis, the Company may match a portion of the participating employee's contribution. The Company's contributions for the years ended September 30, 2001, 2000, and 1999, were $117,000, $92,000, and $63,000, respectively. Employees are fully vested in their contributions. As amended on January 1, 2001, vesting in the Company's contributions occurs ratably over four years. Prior to 2001, vesting in the Company's contributions occurred ratably over seven years beginning in year three.

The Company also has a defined contribution retirement savings plan, which became effective during fiscal year 2000 and is available to substantially all Canadian employees under the guidelines set by Canada Customs and Revenue Agency. Employee contributions are limited to 18 percent of the employee's previous year's compensation. The Company matches 25 percent of each employee's contribution, up to a maximum of 1 percent. The Company's contributions for the year ended September 30, 2001 and 2000 was $9,000 and $1,000, respectively. Vesting of both employee and employer contributions is immediate.

10. Joint Venture

The Company had a joint venture, 365biz.com LP, with Advanta Partners to provide web design, hosting, and membership services to small- and medium-sized businesses that do not currently have a web presence. Additionally, the joint venture provided a variety of online options and features, including Internet access, e-mail accounts, search engine posting, and e-commerce-related services. Advanta Partners was a related party given its previously held stock interest in the Company. Based on the terms of the limited partnership agreement, in order to obtain a 49 percent minority ownership interest in the joint venture, the Company was committed to provide the joint venture capital funding of $1,099,000. In addition, the Company extended trade credits for services the Company provided to the joint venture.

The Company has accounted for the joint venture under the equity method of accounting, thereby recognizing its share of the joint venture's losses to date per the limited partnership agreement. During the year ended September 30, 2000, the Company elected to increase its investment in the joint venture above its original commitment and to reduce by an equal amount the trade credits available to the venture. Upon doing so, the Company began recording its share of the joint venture's losses at the new allocation percentage of 49 percent. During fiscal 2001, the joint venture's operations were discontinued, and the remaining net investment in/advances to the joint venture were written off. The joint venture provided $25,000 and $148,000 of net revenues to the Company for the years ended September 30, 2001 and 2000, respectively.

11. Income Taxes

Income (loss) before income taxes consists of the following:

	For the year ended September 30		
	2001	2000	1999
United States	$ (12,839,000)	$ 4,468,000	$2,363,000
Canada	515,000	345,000	132,000
	$ (12,324,000)	$ 4,813,000	$2,495,000

Income tax (expense) benefit is as follows:

	For the year ended September 30		
	2001	2000	1999
Current:			
United States federal	**$ 2,536,000**	$ (2,000,000)	$ (785,000)
United States state	**—**	(5,000)	(38,000)
Canada	**(967,000)**	—	—
	1,569,000	(2,005,000)	(823,000)
Deferred:			
United States federal	**2,789,000**	543,000	(185,000)
United States state	**162,000**	(68,000)	72,000
Canada	**149,000**	(273,000)	—
	3,100,000	202,000	(113,000)
	$ 4,669,000	$ (1,803,000)	$ (936,000)

The tax benefit associated with nonqualified stock options increased the current deferred tax asset and Common stock by $246,000 and $223,000 in the years ended September 30, 2001 and 2000, respectively. This benefit will reduce current income taxes in the future.

A reconciliation of the U.S. federal income tax rate to the effective income tax rate is as follows:

	For the year ended September 30		
	2001	2000	1999
United States federal statutory rate	**(34.0)%**	34.0%	34.0%
United States state taxes	**(0.9)**	1.5	(1.4)
Canadian tax items	**0.6**	3.2	—
Jobs credit	**(1.9)**	(3.7)	—
Other	**(1.7)**	2.5	4.9
	(37.9)%	37.5%	37.5%

Deferred income tax assets and liabilities are classified as current and noncurrent based on the financial reporting classification of the related assets and liabilities that give rise to the temporary difference. Significant components of the deferred income tax assets and liabilities are as follows:

	September 30	
	2001	2000
Deferred income tax assets:		
Net operating loss carryforward	**$ 1,771,000**	$ 427,000
Deferred losses in joint venture	**331,000**	195,000
Valuation allowances	**290,000**	35,000
Other employee benefits	**202,000**	46,000
Other nondeductible expenses	**550,000**	25,000
Stock option tax benefit	**246,000**	223,000
	3,390,000	951,000
Deferred income tax liabilities:		
Grant reimbursements	**(55,000)**	(686,000)
Depreciation and amortization of property and equipment	**(443,000)**	(38,000)
Other	**(184,000)**	(619,000)
	(682,000)	(1,343,000)
	$ 2,708,000	$ (392,000)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001 and 2000
(Continued)

As of September 30, 2001, the Company has a net operating loss carryforward of approximately $4,900,000 for income tax purposes available to offset future U.S. federal income. These carryforwards are subject to examination by the tax authorities and begin expiring in the fiscal year ending 2021.

12. Business Segments

The Company operates in five business segments as follows:

Telecommunications. The telecommunications segment provides a variety of CRM services for some of the nation's leading local, long-distance, and wireless telecommunications companies.

Financial Services. The financial services segment provides CRM services to several large credit card issuers, banks, and other financial and membership service institutions in the United States. The Company's services include customer account acquisition and retention programs, programs to sell credit card enhancement features such as higher credit limits, lower interest rates, and lower fees; and discounts on selected goods and services purchased through a variety of interest group clubs. The Company's CRM services also include cross-selling additional services such as home equity loans and related banking services.

Insurance. The insurance segment provides CRM services to the insurance industry in the United States. The Company's services include marketing such products as accidental death and dismemberment policies, graded benefit life insurance, and other niche insurance products, such as pet insurance, on behalf of its clients.

Technology. The technology segment provides CRM services to the technology sector substantially through an agreement with one significant client. The Company offers services to this sector primarily in the areas of software and Internet support.

Logistics. The logistics segment provides CRM services to the logistics sector through a multiyear agreement with one major client. The Company's services include package tracking, shipping instructions, and general customer service.

The reportable segments have been identified as they have separate management teams and serve separate classes of clients utilizing specific customer interaction centers. The accounting policies of the reportable segments are the same as those described in Note 2. The Company evaluates the performance of the operating segments based on operating income (loss), and corporate assets and costs are allocated to the segments based upon segment revenue. Intersegment sales and transfers are not significant.

Financial information for each business segment as of September 30, 2001, 2000, and 1999, and for the years then ended is as follows:

	2001	2000	1999
Net revenues:			
Telecommunications	$ 68,971,000	$ 47,719,000	$ 10,308,000
Financial services	48,397,000	44,525,000	37,621,000
Insurance	35,093,000	39,672,000	32,389,000
Technology	19,353,000	224,000	—
Logistics	3,421,000	—	—
	$ 175,235,000	$ 132,140,000	$ 80,318,000
Operating income (loss):			
Telecommunications	$ 4,372,000	$ 2,167,000	$ 613,000
Financial services	(8,853,000)	1,323,000	330,000
Insurance	(8,273,000)	2,074,000	1,355,000
Technology	1,915,000	9,000	—
Logistics	380,000	—	—
	$ (10,459,000)	$ 5,573,000	$ 2,298,000
Total assets:			
Telecommunications	$ 22,959,000	$ 12,980,000	$ 11,350,000
Financial services	19,221,000	20,812,000	17,816,000
Insurance	15,437,000	6,168,000	10,229,000
Technology	13,727,000	468,000	—
Logistics	10,201,000	—	—
	$ 81,545,000	$ 40,428,000	$ 39,395,000

	2001	2000	1999
Depreciation and amortization:			
Telecommunications	$ 1,354,000	$ 709,000	$ 79,000
Financial services	1,050,000	839,000	552,000
Insurance	894,000	327,000	1,009,000
Technology	302,000	2,000	—
Logistics	93,000	—	—
	$ 3,693,000	$ 1,877,000	$ 1,640,000
Capital expenditures, including capital lease obligations:			
Telecommunications	$ 8,917,000	$ 1,274,000	$ 483,000
Financial services	6,445,000	621,000	815,000
Insurance	4,278,000	698,000	473,000
Technology	2,443,000	260,000	—
Logistics	408,000	—	—
	$ 22,491,000	$ 2,853,000	$ 1,771,000
Geographic information:			
Property and equipment:			
United States	$ 17,789,000	$ 2,683,000	$ 3,636,000
Canada	6,102,000	2,471,000	542,000
	$ 23,891,000	$ 5,154,000	$ 4,178,000

The Company's revenues during the years ended September 30, 2001, 2000, and 1999, were generated entirely from clients within the United States.

13. Commitments and Contingencies

Leases. The Company leases its offices and communications and computer equipment under capital and noncancelable operating leases that expire at various dates through 2011. The rental payments under the operating leases for the years ended September 30, 2001, 2000, and 1999, were approximately $17,819,000, $9,948,000, and $5,594,000, respectively. The implicit interest rates on the capital leases range from 8.7 to 9.0 percent.

Future minimum lease payments at September 30, 2001, are as follows:

	Capital leases	Operating leases
2002	$ 1,705,000	$ 17,376,000
2003	1,686,000	22,731,000
2004	1,638,000	16,320,000
2005	833,000	10,141,000
2006	49,000	5,700,000
Thereafter	—	17,717,000
Total minimum lease payments	5,911,000	$ 89,985,000
Less – Amount representing interest	(723,000)	
Present value of net minimum lease payments	5,188,000	
Less – Current maturities of capital lease obligations	(1,394,000)	
Capital lease obligations	$ 3,794,000	

On May 28, 1999, the Company entered into an agreement with the same bank that provided the Credit Facility. The additional credit agreement provided up to $8,000,000 of availability for leasing customer interaction center equipment. The balance available for leasing customer interaction center equipment was subsequently reduced to $5,000,000 in conjunction with an amendment to increase the Company's Credit Facility. The agreement, which expired on September 30, 2000, required that the leases be operating in nature and not exceed 60 months. Under this credit agreement, the Company entered into leases for equipment with an aggregate total cost of $4,825,000.

During fiscal year 2001, two new lease financing facilities were arranged with the bank. The facilities were for an aggregate total amount of $5,400,000 plus applicable taxes and expired in September 2001. Under these credit agreements, the Company entered into operating leases for equipment with an aggregate total cost of $5,768,000.

Previously, under separate agreements with the same bank, the Company entered into operating leases for equipment with an aggregate total cost of $9,600,000 under similar terms. These lease financing agreements have expired.

In March 2001, the Company entered into agreements with two financial service companies that provided up to $5,000,000 and $500,000 plus applicable taxes, respectively, available for leasing customer interaction center equipment. The agreements provide for a bargain purchase buyout at the expiration of the 60-month lease term and have been classified as capital leases in the accompanying consolidated balance sheet. Under these agreements, the Company entered into capital leases for equipment with an aggregate total cost of $5,459,000 and $537,000, respectively. Total accumulated depreciation on these capital leases was $565,000 at September 30, 2001.

In addition, on June 1, 1999, RMH International entered into an agreement with a finance company that provides up to $5,000,000 Canadian dollars of availability for leasing customer interaction center equipment. The facility was increased to $30,000,000 Canadian dollars during the year ended September 30, 2001. Under the terms of the agreement, the leases must be operating in nature and not exceed 60-months. Under this agreement, as of September 30, 2001, the Company entered into leases for equipment with an aggregate total cost of $28,915,000 Canadian dollars. This facility expires in November 2001.

RMH Teleservices, Inc. is a guarantor of all liabilities arising from obligations incurred by RMH International under this lease financing agreement.

Purchase Commitments. The Company has entered into agreements with telephone long distance carriers, which currently range from one to three years and that provide for, among other things, annual minimum purchases and termination penalties. The annual minimum purchases under these agreements total approximately $9,986,000.

Employment Agreements. The Company has employment agreements with three executive officers, which expire at various times through January 2004, subject to renewal. These agreements provide an aggregate base compensation of $1,088,000, $780,000, and $228,000 in the years ending September 30, 2002, 2003, and 2004, respectively, plus incentive compensation based on the performance of the Company. These agreements also provide for certain other fringe benefits and payments upon termination of the agreements or upon a change in control of the Company.

Litigation. From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management's opinion, the outcome of such actions will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

14. Grant Reimbursements

RMH International, which was established during the year ended September 30, 1999, to conduct the Company's business operations in Canada, has received cash incentives from the Canadian provincial governments of British Columbia, Ontario, and New Brunswick totaling $7,877,000 Canadian dollars (approximately $4,988,000 U.S. dollars) as of September 30, 2001, and expects to receive an additional $1,300,000 Canadian dollars (approximately $823,000 U.S. dollars) over the next two years. Two of the grants are in the form of a forgivable loan. Amounts received under these loans have been recorded as liabilities. The loans are forgiven quarterly based on a preestablished rate per payroll hour incurred, and payroll expense is offset based on achieving the performance obligation. In addition, the two loans contain a provision for the repayment of funds received upon certain conditions including bankruptcy, closing the customer interaction center, or not meeting other requirements included in the loan. The Company has recorded the reimbursement from these amounts as an offset to payroll and start-up costs as the contingency for potential repayment is controlled solely by the Company. Management believes that the Company has the ability to keep these centers open at the required employment levels by routing any existing business through these centers.

The incentives offset various start-up, payroll, and operating costs associated with operating new customer interaction centers in Canada. The Company records a grant receivable for qualified expenditures made but not yet reimbursed, and a liability for grant reimbursements received for which the Company has not fulfilled its obligations under the applicable grant. In addition, one grant provided that a portion of the amount be used as a reimbursement for leasehold improvements. This amount was deducted from property and equipment during the year incurred.

During the years ended September 30, 2001, 2000, and 1999, the Company recorded $1,082,000, $1,345,000, and $1,927,000, respectively, as expense reductions related to the grants. At September 30, 2001 and 2000, the Company had a grant receivable of $437,000 and $769,000, respectively, which is included in other receivables in the accompanying consolidated balance sheets and a liability of $317,000 and $481,000, respectively, which is included in accrued expenses in the accompanying consolidated balance sheets. This liability is expected to be amortized against qualified payroll costs over the next three fiscal years as the grant incentives are earned and the Company's performance obligations are satisfied. As certain grants require the Company to maintain achieved employment levels over a defined period, the Company's failure to maintain these levels could require the Company to repay some of the grants for the portion of the employment targets not maintained.

In fiscal 2001, the Company received a $1,250,000 grant intended to offset various start-up, payroll, and operating costs associated with operating a customer interaction center in Harlingen, Texas. The grant is based on a preestablished rate per payroll hour incurred and payroll expense is offset based on achieving the performance obligation. In addition,the grant contains a provision for the repayment of funds received upon certain conditions including bankruptcy, closing the customer interaction center, or not meeting other requirements included in the grant. The Company recorded this grant as an offset to payroll and start-up costs as the contingency for potential repayment is controlled solely by the Company. Management believes that the Company has the ability to keep this center open at the required employment levels by routing any existing business through this center. During fiscal year 2001, the Company received cash incentives from this grant totaling $613,000 and recorded an offset of $819,000 for costs incurred related to this customer interaction center. At September 30, 2001, the Company had a grant receivable of $206,000, which is included in other receivables in the accompanying consolidated balance sheet. The Company expects to offset additional costs of up to $431,000 over approximately the next three years.

15. Officer Loan

In December 1999, the Company loaned an officer approximately $85,000. Interest on the loan accrues at an annual rate of 7.5 percent and is due and payable annually, on January 1 of each year, commencing on January 1, 2000. The principal balance of the loan and all accrued and unpaid interest thereon are due and payable in full on the earlier of December 14, 2004, or the date of the officer's termination.

16. Shareholder Agreement

In connection with the sale of Common stock in March 2001, the Company entered into an amended and restated shareholder agreement. The shareholders, as defined, and the Company agree that the Board of Directors shall consist of (i) two persons designated by the shareholders and reasonably acceptable to the independent directors and the CEO of the Company, (ii) the CEO of the Company, and (iii) at least three other persons who are independent directors. The shareholder agreement, as amended, further provides that the shareholders (including affiliates) will not consummate any tender offer, exchange offer, merger or other business combination, recapitalization, or similar transaction involving the Company or any of its subsidiaries unless approved by (i) a majority of members of a special committee consisting of all of the Company's independent directors and (ii) a majority of the shares voted by the shareholders or their affiliates or, in the case of a tender offer or exchange offer, the offer has a minimum condition that a majority of the shares not owned by the shareholders or affiliates of the shareholders shall have been validly tendered and not withdrawn and the offer provides that it will be extended for ten business days after the shareholders have publicly announced that such minimum condition has been satisfied.

17. Subsequent Event

On October 26, 2001, the Company sold 217,804 shares of Common stock at $9.64 per share and warrants to purchase an additional 72,601 shares of Common stock at an exercise price of $12.00, resulting in net proceeds of $2,000,000. Additional warrants to purchase 10,890 shares of Common stock were issued to the investors in consideration for purchasing the shares and warrants in the private placement.

18. Supplemental Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended September 30, 2001 and 2000, is as follows:

	Fiscal 2001			
	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001
Net revenues	$32,899,000	$43,140,000	$47,029,000	$52,167,000
Operating expenses:				
Cost of services	29,028,000	34,465,000	37,939,000	42,023,000
Selling, general, and administrative	8,244,000	8,512,000	15,668,000	8,947,000
Special charges	868,000	—	—	—
Total operating expenses	38,140,000	42,977,000	53,607,000	50,970,000
Operating income (loss)	(5,241,000)	163,000	(6,578,000)	1,197,000
Equity in losses of joint venture	(150,000)	(98,000)	(913,000)	—
Interest income (expense), net	60,000	7,000	(325,000)	(446,000)
Income (loss) before income taxes	(5,331,000)	72,000	(7,816,000)	751,000
Income tax (expense) benefit	2,036,000	15,000	3,048,000	(430,000)
Net income (loss)	$ (3,295,000)	$ 87,000	$ (4,768,000)	$ 321,000
Basic and diluted income (loss) per common share	$ (.39)	$ .01	$ (.46)	$ .03

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001 and 2000
(Continued)

	Fiscal 2000			
	December 31, 1999	March 31, 2000	June 30, 2000	September 30, 2000
Net revenues	$28,673,000	$31,420,000	$34,799,000	$37,248,000
Operating expenses:				
Cost of services	22,334,000	24,039,000	26,476,000	28,139,000
Selling, general, and administrative	5,502,000	6,025,000	6,567,000	7,485,000
Total operating expenses	27,836,000	30,064,000	33,043,000	35,624,000
Operating income	837,000	1,356,000	1,756,000	1,624,000
Equity in losses of joint venture	(56,000)	(95,000)	(335,000)	(164,000)
Interest (expense) income, net	(64,000)	—	14,000	(60,000)
Income before income taxes	717,000	1,261,000	1,435,000	1,400,000
Income tax expense	269,000	473,000	546,000	515,000
Net income	$ 448,000	$ 788,000	$ 889,000	$ 885,000
Basic income per common share	$ .05	$ .10	$ .11	$ .11
Diluted income per common share	$ .05	$ .09	$ .10	$ .10

Corporate Information

Board of Directors

Herbert Kurtz
Chairman of the Board of RMH
Administrator of Cynwyd Investments

John A. Fellows
Chief Executive Officer

Jeff Jensen
President/Owner
Specialized Association Services

Gregory Lakin
Managing Partner
The Lakin Group

David P. Madigan
Senior Vice President
AIG Marketing

Executive Officers and Senior Management

John A. Fellows
Chief Executive Officer

Scot Brunke
Chief Financial Officer

Robert Berwanger
Chief Operating Officer

Paul Burkitt
Executive VP Sales & Marketing

Michael Scharff
Executive VP Strategic Development

Paul Little
Executive VP Human Resources

Andy Bronstein
Chief Accounting Officer

Robert Corsi
Sr. VP Operations

James McGrath
Sr. VP Operations

Lee Lundy
Sr. VP Operations

Frank Schettini
Sr. VP & Chief Information Officer

Curt Woodcock
Chief Technology Officer

Executive Offices

RMH Teleservices, Inc.
40 Morris Avenue
Bryn Mawr, PA 19010

Independent Public Accountants

Arthur Andersen LLP
1601 Market Street
Philadelphia, PA 19103

Transfer Agent

StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003

Legal Counsel

Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
22nd Floor
Philadelphia, PA 19103-2097

Shareholder Inquiries

Shareholders and members of the financial community interested in receiving additional information about RMH Teleservices, Inc. or in receiving, without charge, a copy of its annual report on Form 10-K may write to: Investor Relations, RMH Teleservices, Inc., 40 Morris Ave., Bryn Mawr, PA 19010.

Stock Trading

RMH Teleservices' Common Stock has been quoted on the Nasdaq National Market® under the symbol "RMHT." Prior to the Company's initial public offering, the Common Stock was not listed or quoted on any organized market system. The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market during the fiscal years ended September 30, 2000 and 2001.

	High	Low
First Fiscal Quarter of 2000	$ 7.13	$2.69
Second Fiscal Quarter of 2000	13.25	5.00
Third Fiscal Quarter of 2000	15.00	5.88
Fourth Fiscal Quarter of 2000	25.00	13.75
First Fiscal Quarter of 2001	19.25	7.00
Second Fiscal Quarter of 2001	9.69	2.56
Third Fiscal Quarter of 2001	13.13	4.75
Fourth Fiscal Quarter of 2001	18.65	8.90

As of November 12, 2001, there were approximately 25 shareholders of record of the Common Stock, which excludes shareholders whose shares are held in nominee or "street" name by brokers. We have not declared dividends on the Common Stock during the past two fiscal years. We currently intend to retain future earnings to finance our growth and development and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit facility prohibits the payment of cash dividends under certain circumstances without prior written consent of the lender. Payment of any future dividends will depend upon our future earnings and capital requirements and other factors that the Board of Directors consider appropriate. During fiscal 2001, options previously granted at prices ranging from $2.00 to $12.50 per share were exercised resulting in 89,645 shares being issued for a total amount of $302,000.

RMH Teleservices, Inc.
40 Morris Avenue • Bryn Mawr, PA 19010 • 610-520-5300 • Fax: 610-520-5356 • www.rmht.com